Exhibit 99.1

Notice of Annual General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice of Annual General Meeting

Radiopharm Theranostics Limited ACN 647 877 889

Notice is given that the Annual General Meeting of Radiopharm Theranostics Limited ACN 647 877 889 (Company) will be held at:

Location	Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually via the Automic Investor Portal by following the instructions contained in this Notice of Meeting.
Date	20 November 2025
Time	11:00am (Melbourne time) Registration from 10:45am (Melbourne time)

Online meeting details

The Company will hold the Meeting both in person for those Shareholders who wish to, and are able to attend physically, at Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually through Automic

Investor Portal via investor.automic.com.au for those Shareholders who prefer to attend remotely. Shareholders that have an existing account with Automic will be able to watch, listen and vote online.

Shareholders who do not have an account with Automic are strongly encouraged to register for an account as soon as possible and well in advance of the Meeting to avoid any delays on the day of the Meeting.

An account can be created via the following link investor.automic.com.au and then clicking on “register” and following the prompts. Shareholders will require their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) to create an account with Automic.

To access the virtual meeting on the day:

1.	Open your internet browser and go to investor.automic.com.au

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to join the meeting.

4.	Click on “Join Meeting” and follow the prompts on screen to register and vote.

Shareholders will be able to vote (see the “Voting virtually at the Meeting” section of this Notice of Meeting below) and ask questions at the virtual meeting.

The Company will also provide Shareholders with the opportunity to ask questions during the Meeting in respect to the formal items of business as well as general questions in respect to the Company and its business.

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Voting virtually at the Meeting

Shareholders who wish to vote virtually on the day of the AGM can do so by logging into the Automic shareholder portal.

1.	Open your internet browser and go to investor.automic.com.au

2.	Login using your username and password. If you do not already have an account, click “Register” and follow the prompts. Shareholders are encouraged to register prior to the commencement of the Meeting to avoid delays in accessing the virtual platform.

3.	After logging in, a banner will appear at the bottom of your screen when the Meeting is open for registration. Click “Register”. Alternatively, select Meetings from the left-hand menu.

4.	Click on “Join Meeting” and follow the prompts.

5.	When the Chair of the Meeting declares the poll open, select the “Voting” dropdown menu on the right-hand side of your screen.

6.	Select either the “Full” or “Allocate” option to access your electronic voting card.

7.	Follow the prompts to record your voting direction for each resolution and click “Submit votes”. For allocated votes, the number of votes submitted must not exceed your remaining available units. Important: Votes cannot be amended once submitted.

For further information on the live voting process please see the Registration and Voting Guide at https://www.automicgroup.com.au/virtual-agms/

It is recommended that Shareholders wishing to attend the Meeting log in from 15 to 30 minutes prior to the scheduled start time.

If Shareholders are unable to attend the Meeting they are encouraged to return the proxy form to the Company in accordance with the instructions thereon.

Returning the proxy form will not preclude a Shareholder from attending and voting at the Meeting should they elect to do so.

If you have any questions regarding attendance at, or submitting questions for, the Meeting, please contact the Company’s share registry, Automic, by telephone on 1300 288 664 (from within Australia) or +61 2 9698 5414 (outside of Australia).

Shareholder Questions

Whilst Shareholders will be provided with the opportunity to submit questions online at the Meeting, it would be desirable if the Company was able to receive them in advance.

Shareholders are therefore requested to send any questions they may have for the Company or its Directors at the virtual Annual General Meeting to the Company Secretary via email Au.cosec@acclime.com with subject ‘RAD AGM 2025’.

Please note that not all questions may be able to be answered during the Meeting. In this case answers will be made available on the Company’s website after the Meeting.

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Ordinary Business

Financial Statements and Reports

To consider and receive the financial report, the Directors’ report and the auditor’s report for the year ended 30 June 2025.

Resolution 1 - Remuneration Report

To consider and, if in favour, pass the following resolution in accordance with section 250R(2) Corporations Act:

1	‘That the Remuneration Report be adopted.’

Note: This resolution shall be determined under section 250R(2) Corporations Act. Votes must not be cast on this resolution by Key Management Personnel and closely related parties in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

The Directors abstain, in the interests of good corporate governance, from making a recommendation in relation to this resolution.

Under the Corporations Act, the vote on the Remuneration Report is advisory only and does not bind the Directors of the Company or the Company.

Resolution 2 – Re-election of Director – Mr Paul Hopper

To consider and, if in favour, pass the following resolution as an ordinary resolution:

2	‘That, Paul Hopper, a Director, who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3 of the Company’s constitution (Constitution), and being eligible, be re-elected as a Director of the Company.’

Note: Further information about the candidate appears in the Explanatory Memorandum.

The Directors (with Mr Paul Hopper abstaining) unanimously recommend that you vote in favour of this resolution.

Resolution 3 – Re-election of Director – Ms Hester Larkin

To consider and, if in favour, pass the following resolution as an ordinary resolution:

3	‘That, Hester Larkin, a Director, who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3 of the Company’s constitution (Constitution), and being eligible, be re-elected as a Director of the Company.’

Note: Further information about the candidate appears in the Explanatory Memorandum.

The Directors (with Ms Hester Larkin abstaining) unanimously recommend that you vote in favour of this resolution.

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Special business

Resolution 4 – Ratification of prior issue of Placement Shares to Lantheus

To consider and, if in favour, to pass the following resolution as an ordinary resolution:

4	‘That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 133,333,333 Placement Shares previously issued under the Listing Rule 7.1 placement capacity to Lantheus, as detailed and on the terms in the Explanatory Memorandum.’

The Directors unanimously recommend you vote in favour of this resolution.

Resolution 5 – Approval to issue Equity Securities under Omnibus Incentive Plan

To consider and, if in favour, pass the following resolution as a special resolution:

5	‘That, for the purposes of Listing Rule 7.2, Exception 13 and sections 200B and 200E of the Corporations Act and for all other purposes, the Company hereby approves the renewal and issuance of securities under the Company’s Omnibus Incentive Plan, the terms and conditions of which are summarised in the Explanatory Memorandum.’

The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 6 – Approval to issue Incentive Options to Director – Mr Paul Hopper

To consider and, if in favour, to pass the following as an ordinary resolution:

6	‘That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the granting of 18,142,000 unlisted options to Mr Hopper, or his nominee, under the Company’s Omnibus Incentive Plan, on the terms set out in the Explanatory Memorandum.’

Note: if approval is obtained under Listing Rule 10.14, approval is not required under Listing Rule 7.1 or Listing Rule 10.11, as set out in the Explanatory Memorandum.

The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 7 – Approval to issue Incentive Options to Director – Mr Riccardo Canevari

To consider and, if in favour, to pass the following as an ordinary resolution:

7	‘That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the granting of 74,338,000 unlisted options to Mr Riccardo Canevari, or his nominee, under the Company’s Omnibus Incentive Plan, on the terms set out in the Explanatory Memorandum.’

Note: if approval is obtained under Listing Rule 10.14, approval is not required under Listing Rule 7.1 or Listing Rule 10.11, as set out in the Explanatory Memorandum.

The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 8 – Approval to issue Incentive Options to Director – Mr Ian Turner

To consider and, if in favour, to pass the following as an ordinary resolution:

8	‘That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the granting of 6,814,000 unlisted options to Mr Ian Turner, or his nominee, under the Company’s Omnibus Incentive Plan, on the terms set out in the Explanatory Memorandum.’

Note: if approval is obtained under Listing Rule 10.14, approval is not required under Listing Rule 7.1 or Listing Rule 10.11, as set out in the Explanatory Memorandum.

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The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 9 – Approval of 10% capacity under Listing Rule 7.1A

To consider and, if in favour, to pass the following as a special resolution:

9	‘That, for the purposes of Listing Rule 7.1A and for all other purposes, Shareholders approve the Company having the additional capacity to issue Equity Securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 over a 12 month period from the date of the Annual General Meeting, at a price no less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions set out in the Explanatory Memorandum.’

The Directors unanimously recommend that you vote in favour of this resolution.

Resolution 10 – Contingent resolution to spill the board

Resolution 10 is only required if 25% or more of votes validly cast are against Resolution 1, Directors’ Remuneration Report.

This resolution asks shareholders if they wish to convene an extraordinary general meeting within 90 days of the Annual General Meeting, at which all directors (excluding the Managing Director) will be required to vacate office and may stand for re-election.

If you do not want a Spill Meeting to take place, you should vote ‘against’ Resolution 10.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

10	‘That subject to and conditional on at least 25% of the votes cast on Resolution 1 being cast against the adoption of the Remuneration Report:

(a)	an extraordinary general meeting of the Company (the ‘Spill Meeting’) be held within 90 days of the passing of this resolution;

(b)	all of the non-executive Directors in office when the Directors’ report for the year ended 30 June 2024 was approved and who remain in office at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting; and

(c)	resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting.’

The Directors recommend that shareholders vote AGAINST Resolution 10.

Dated: 22 October 2025

By order of the Board

Phillip Hains

Joint Company Secretary

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Voting Exclusion Statement

Corporations Act

Resolution 1 and 10 – The Company will disregard votes cast by a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report, or a closely related party of such a member, in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules

In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:

Resolution 4 - Ratification of prior issue of Placement Shares to Lantheus	Lantheus or any person who participated in the issue or is a counterparty to the agreement being approved or any associate of those persons.
Resolution 5 – Approval to issue Equity Securities under Omnibus Incentive Plan	any person who is eligible to participate in the Omnibus Incentive Plan and each of their associates.
Resolution 6 – Approval to issue Incentive Options to Director – Mr Paul Hopper	a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Company’s Omnibus Incentive Plan, and these persons’ associates.
Resolution 7 – Approval to issue Incentive Options to Director – Mr Riccardo Canevari	a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Company’s Omnibus Incentive Plan, and these persons’ associates.
Resolution 8 – Approval to issue Incentive Options to Director – Mr Ian Turner	a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Company’s Omnibus Incentive Plan, and these persons’ associates.
Resolution 9 – Approval of 10% capacity under Listing Rule 7.1A a person, or any associate of that person, who is expected to participate in, or will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Shares).

NB. In accordance with Listing Rule 14.11 and the relevant note under that rule concerning Rule 7.1A, as at the date of this Notice of Meeting it is not known who may participate in the proposed issue (if any). On that basis, no security holders are currently excluded.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way; or

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(b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Notes

(a)	Terms used in this Notice of Meeting which are defined in the Explanatory Memorandum have the meaning given to them in the Explanatory Memorandum.

(b)	Subject to the Corporations Act, including sections 250R and 250BD, a Shareholder who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

(c)	The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(d)	If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form to the Company’s share registry, Automic Group, as detailed in the attached proxy form.

(e)	You can also lodge your proxy online at https://investor.autommic.com.au/#/loginsah which is also located on the front of the accompanying proxy form. Alternatively, you can scan the QR code with your mobile device.

(f)	To be effective, the proxy must be received at the share registry of the Company no later than 11:00am (Melbourne time) on 18 November 2025 (48 hours before the commencement of the meeting).

(g)	A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the meeting.

(h)	The Company has determined under regulation 7.11.37 Corporations Regulations that for the purpose of voting at the meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Melbourne time) on 18 November 2025.

(i)	If you have any queries, including how to cast your votes, please contact the Company’s registered office on 03 9824 5254 (within Australia) or +61 3 9824 5254 (outside Australia) during business hours.

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Explanatory Memorandum

Radiopharm Theranostics Limited ACN 647 877 889 (Company)

This Explanatory Memorandum accompanies the notice of Annual General Meeting of the Company to be held at Suite 1, Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually (online) via an online meeting platform powered by Automic on 20 November 2025 at 11:00am (Melbourne time).

The Explanatory Memorandum has been prepared to assist Shareholders in determining how to vote on the resolutions set out in the Notice of Meeting and is intended to be read in conjunction with the Notice of Meeting.

Financial Statements and Reports

1	The Corporations Act 2001 (Cth) (Corporations Act) requires that the report of the Directors, the auditor’s report and the financial report be laid before the Annual General Meeting.

2	Apart from the matters involving remuneration which are required to be voted upon, neither the Corporations Act nor the Constitution requires a vote of Shareholders at the Annual General Meeting on the financial statements and reports.

3	Shareholders will be given a reasonable opportunity at the meeting to raise questions and make comments on these reports.

4	In addition to asking questions at the meeting, Shareholders may address written questions to the chairman about the management of the Company or to the Company’s auditor, Grant Thornton, if the question is relevant to:

(a)	the content of the auditor’s report; or

(b)	the conduct of its audit of the annual financial report to be considered at the meeting.

Note: Under section 250PA(1) Corporations Act, a Shareholder must submit the question to the Company no later than the fifth business day before the day on which the Annual General Meeting is held.

5	Written questions for the auditor must be delivered by 5:00pm on 13 November 2025. Please send any written questions for Grant Thornton to:

The Company Secretary
PO Box 655

Carlton South, VIC 3053

or via email to: Au.cosec@acclime.com

Resolution 1: Remuneration Report

6	The Remuneration Report is contained in the Annual Report. A copy is available on the Company’s website.

7	The Corporations Act requires that the Remuneration Report be put to a vote of Shareholders.

8	The resolution of Shareholders is advisory only and not binding on the Company. The Board will take the discussion at the meeting into consideration when determining the Company’s remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

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9	The Remuneration Report:

(a)	reports and explains the remuneration arrangements in place for non-executive Directors, executive Directors and senior management; and

(b)	explains Board policies in relation to the nature and value of remuneration paid to non- executive Directors, executives and senior managers within the Company.

10	The Chairman will give Shareholders a reasonable opportunity to ask questions about, or to make comments on, the Remuneration Report.

Directors’ Recommendation

11	As the resolution relates to matters including the remuneration of the Directors, the Board, as a matter of good corporate governance and in accordance with the spirit of section 250R(4) Corporations Act, makes no recommendation regarding this resolution.

Resolution 2: Re-election of Mr Paul Hopper

12	Mr Paul Hopper was appointed as a Director of the Company on 11 February 2021 and retires in accordance with rule 19.3 of the Company’s Constitution and Listing Rule 14.4 and stands for election.

13	Mr. Paul Hopper is founder and Executive Chairman since February 2021. Mr. Hopper is also currently Executive Chairman at Imugene Limited (ASX: IMU), which he founded in October 2012 and Chimeric Therapeutics Limited (ASX: CHM), which he founded in 2019. In addition, Mr. Hopper was also previously Chairman at Viralytics Limited (ASX: VLA) until it was acquired by Merck in 2018. He was previously Executive Chairman of Arovella Therapeutics (ASX: PTX) between May 2019 and June 2022, as well as a director of Prescient Therapeutics Limited (ASX: PTX) from May 2014 to January 2020. Mr. Hopper brings 20 years’ experience in the management and funding of biotechnology and healthcare companies in Australia and the United States.

Directors’ Recommendation

14	The Directors (with Paul Hopper abstaining), unanimously recommend the appointment of Paul Hopper to the Board.

Resolution 3: Re-election of Ms Hester Larkin

15	Ms Hester Larkin was appointed as a Director of the Company on 3 February 2022 and retires in accordance with rule 19.3 of the Company’s Constitution and Listing Rule 14.4 and stands for election.

16	Ms Hester Larkin has been a Director of Radiopharm since February 2022. Ms. Larkin is currently the Managing Director of Hester Larkin Associates Consulting. Since 2008 in this role, she has been providing consulting services to diagnostic imaging, pharmaceutical and biotech companies in projects ranging from pre-clinical, clinical, submission to the European Medicines Agency, EU medical advisory boards, EU manufacturing and commercial partnerships. Ms. Larkin has also held several board director and trustee positions in the United Kingdom and Belgium and currently sits on the board of directors of two charities. Prior to this, Ms. Larkin was the EMA General Manager BMS Medical Imaging at Bristol-Myers Squibb from 2002 to 2008 and held various roles in European marketing, European business development and general management at DuPont Pharmaceuticals from 1983 to 2008. Ms. Larkin holds a Bachelor of Laws from Holborn Law School London & University of Wolverhampton and a Bachelor of Psychology from Queens University in Belfast.

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Directors’ Recommendation

17	The Directors (with Hester Larkin abstaining), unanimously recommend the appointment of Hester Larkin to the Board.

Resolution 4: Ratification of prior issue of Placement Shares to Lantheus

18	The purpose of Resolution 4 is for Shareholders to ratify, under ASX Listing Rule 7.4, and for all other purposes, the previous issue and allotment of the 133,333,333 Placement Shares to Lantheus on the terms set out herein.

ASX Listing Rule 7.1 and 7.1A

19	Broadly speaking, and subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholder over any 12-month period to 15% of the fully paid ordinary securities it had on issue at the start of that 12-month period.

20	Under Listing Rule 7.1A, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. The Company obtained approval to increase its limit to 25% at the annual general meeting held on 25 November 2024.

21	The issue of the 133,333,333 Placement Shares does not fall under any of the relevant exemptions set out in Listing Rule 7.2 and as it has not yet been approved by Shareholders, it utilises a portion of the 10% capacity limit under Listing Rule 7.1A, reducing the Company’s capacity to issue further Equity Securities without Shareholder approval for the 12-month period following the issue of the 133,333,333 Placement Shares.

ASX Listing Rule 7.4

22	ASX Listing Rule 7.4 provides that the shareholders of a listed company may approve an issue of equity securities after it has been made or agreed to be made. If they do, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby replenishing the Company’s capacity, enabling it to issue further securities up to that limit without shareholder approval.

23	The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain shareholder approval for such issuance under ASX Listing Rule 7.1A. Accordingly, the Company is seeking Shareholders’ ratification pursuant to ASX Listing Rule 7.4 for the issue of the 133,333,333 Placement Shares.

24	Resolution 4 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of the 133,333,333 Placement Shares.

Technical information required by ASX Listing Rule 14.1A

25	If Resolution 4 is passed, Shareholder will have ratified the issue of the Placement Shares, and the issue of the Placement Shares will no longer utilise a portion of the Company’s 10% placement capacity under ASX Listing Rule 7.1A, meaning that the Company will have an increased ability to issue Equity Securities over the next 12 months without seeking Shareholder Approval.

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26	If Shareholders do not approve Resolution 4, the Company’s ability to raise additional equity funds over the next 12 months without Shareholder approval will be restricted.

Technical information required by ASX Listing Rule 7.5

27	Pursuant to and in accordance with the requirements of ASX Listing Rule 7.5, the following information is provided in relation to Resolution 4:

(a)	the Placement Shares, being 133,333,333 fully paid ordinary shares, have been issued to the Lantheus under LR7.1A;

(b)	the Placement Shares were issued on or about 20 January 2025;

(c)	the Placement Shares were issued for $0.06 per Placement Share; and

(d)	the Placement Shares were issued in connection to the Lantheus placement as announced on 10 January 2025.

(e)	the net proceeds of the Placement Shares were used by the Company for drug manufacturing, clinical trials and general working capital.

Voting Exclusion Statement

28	A voting exclusion statement applies to this Resolution 4. Please refer to the voting exclusion statement in respect of Resolution 4 set out in the ‘Voting Exclusion Statement’ section of this Notice of Meeting.

Directors’ recommendation

29	The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

Resolution 5 – Approval to issue Equity Securities under Omnibus Incentive Plan

30	A key foundation of the Company’s equity incentive program is the Company’s Omnibus Incentive Plan.

31	The Omnibus Incentive Plan is designed to:

(a)	align employee incentives with shareholders’ interests;

(b)	assist employee attraction and retention; and

(c)	encourage share ownership by employees.

32	The Omnibus Incentive Plan was last adopted since the Company’s listing in November 2021.

Listing Rules

33	As discussed above, ASX Listing Rule 7.1 allows the Company to issue a maximum of 15% of its capital in any 12-month period without requiring Shareholder approval. Pursuant to Listing Rule 7.2, Exception 13, an issue under an employee incentive plan will not count toward a company’s 15% limit provided the plan was approved by Shareholders within three years before the date of the securities being issued. Approval is therefore sought in respect of the Omnibus Incentive Plan under that rule.

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34	If Resolution 5 is not approved, any issuances of securities by the Company under the Omnibus Incentive Plan will count towards the Company’s placement capacity under Listing Rule 7.1 (unless such securities are issued with Shareholder approval under a different Listing Rule).

Corporations Act

35	In respect of Resolution 5, Shareholders are also being asked to approve the ability for the Board to be able to exercise certain discretions under the Omnibus Incentive Plan in relation to the treatment of unvested or unexercisable awards that may have been granted under the Omnibus Incentive Plan.

36	Under the Omnibus Incentive Plan, the Company has the flexibility to offer performance rights, options, shares and share appreciation rights.

Listing Rules

37	For the purposes of Listing Rule 7.2, Exception 13:

(a)	253,222,155 securities have been issued under the Omnibus Incentive Plan since it was last approved by Shareholders in 2024 (including shares issued to Directors as approved under Listing Rule 10.14 in 2024); and

(b)	the maximum number of securities proposed to be issued under the Omnibus Incentive Plan within the three-year period from the date of the passing of this resolution is 295,618,688 (which currently represents 12.5% of the Company’s Share capital). This number is not intended to be a prediction of the actual number of securities to be issued by the Company, simply a ceiling for the purposes of Listing Rule 7.2 (Exception 13(b)).

38	A summary of the material terms of the Omnibus Incentive Plan is set out in Schedule 1 to this Explanatory Memorandum.

Corporations Act

39	Shareholders are also being asked to approve the ability for the Board to be able to exercise certain discretions under the Omnibus Incentive Plan in relation to the treatment of unvested or unexerciseable awards that may have been granted under the Omnibus Incentive Plan.

40	The Corporations Act provides that the Company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in the Company or its related bodies corporate if it is approved by Shareholders or an exemption applies (for example, where the benefit together with other benefits does not exceed the base salary of the relevant person as set out in section 200F Corporations Act).

41	The term ‘benefit’ has a wide operation and may include (for example) the accelerated vesting of awards issued under the Omnibus Incentive Plan. Under the terms of the Omnibus Incentive Plan, the Board has the discretion to determine that some, or all, of those awards that have not vested or are not otherwise exercisable at the time an eligible participant ceases employment with the Company either vest, become exercisable or otherwise waive restrictions on the awards. If an eligible participant who holds, or has held, a managerial or executive office within the meaning of section 200B ceases employment with the Company, that eligible participant may be entitled to have any awards issued to them vest or otherwise become exercisable where the awards were not otherwise (at the discretion of the Board). This constitutes a ‘benefit’ for the purposes of section 200B Corporations Act.

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42	Advance Shareholder approval is therefore being sought, for the purposes of sections 200B and 200E Corporations Act, to provide benefits which may otherwise be prohibited under section 200B Corporations Act. If Shareholder approval is obtained, it will give the Board maximum flexibility to deal with the unvested or unexerciseable awards under the plan granted to executives or key personnel who cease employment.

43	Shareholders are not being asked to approve any increase in the remuneration or benefits payable to relevant personnel, nor any variations to the existing discretions of the Board. Approval is sought in relation to both current and future personnel who hold or have held during the three years prior to cessation of employment a managerial or executive office in the Company or a related body corporate.

44	The amount and value of the termination benefits for which the Company is seeking approval is the maximum potential benefit that could be provided under the Omnibus Incentive Plan, in order to provide the Board with the discretion to determine the most appropriate termination package for the outgoing executives or key personnel. There is no obligation for the Board to exercise this discretion. Exercise of the discretion will depend on factors such as the participant’s performance, contribution and tenure. The amount and value of any consequent termination benefits that may be received as a result of early exercise of the awards upon cessation of employment cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of the amount and value, including:

(a)	the circumstances of the participant’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy);

(b)	the terms contained within the invitation to participate (such as the applicable vesting conditions);

(c)	number of unvested or unexercisable awards held by the relevant eligible participant prior to cessation of employment;

(d)	the market price of the Company’s shares on the ASX at the relevant time; and

(e)	any other factors that the Board determines to be relevant when exercising its discretion under the Omnibus Incentive Plan.

45	It can be reasonably anticipated that aspects of the Omnibus Incentive Plan may be amended from time to time in line with market practice and changing governance standards. Where relevant, these changes will be reported in the Company’s Remuneration Report. However, it is intended that this approval will remain valid for Board discretions exercised under the Omnibus Incentive Plan, provided that at the time the discretion is exercised the Omnibus Incentive Plan rules contain a discretion for the Board to vest all or a pro rata portion of a participant’s unvested awards or to allow them to continue on foot on the terms of the Omnibus Incentive Plan rules.

Directors’ Recommendation

46	The Directors abstain, in the interests of good corporate governance, from making a recommendation in relation to this resolution.

Notice of Annual General Meeting	13

Resolution 6: Approval to issue Incentive Options to Director – Mr Paul Hopper

47	Subject to Shareholders approving Resolution 6, the Company intends to issue Mr Paul Hopper 18,142,000 unlisted Options pursuant to the terms of the Company’s Omnibus Incentive Plan (Incentive Options).

Chapter 2E of the Corporations Act

48	Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

49	The issue of the Incentive Options to Mr Paul Hopper (or his nominee) constitutes giving a financial benefit and Mr Paul Hopper is a related party of the Company by virtue of being a Director.

50	The Directors (with Mr Paul Hopper abstaining) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue of Incentive Options, because the agreement to issue the Incentive Options is considered reasonable remuneration in the circumstances in accordance with section 211 of the Corporations Act.

Listing Rule 10.14

51	Listing Rule 10.14 provides that an entity must not permit any of the following persons to acquire equity securities under an employee incentive scheme without the approval of the holders of its ordinary securities:

10.14.1	a director of the entity;

10.14.2	an associate of a director of the entity; or

10.14.3	a person whose relationship with the entity or a person referred to in Listing Rule 10.14.1 or 10.14.2 is such that, in ASX’s opinion, the acquisition should be approved by security holders.

52	The issue of the Incentive Options to Mr Paul Hopper falls within Listing Rule 10.14.1 and therefore requires the approval of Shareholders under Listing Rule 10.14.

53	Resolution 6 seeks the required Shareholder approval for the issue of the Incentive Options under and for the purposes of Listing Rule 10.14.

Technical information required by Listing Rule 14.1A

54	If Resolution 6 is passed, the Company will be able to proceed with the issue of the Incentive Options to Mr Paul Hopper under the Omnibus Incentive Plan. As approval pursuant to Listing Rule 7.1 is not required for the issue of the Incentive Options (because approval is being obtained under Listing Rule 10.14), the issue of the Incentive Options will not use up any of the Company’s 15% annual placement capacity. Once approval is obtained pursuant to Listing Rule 10.14, the Company is entitled to rely on the exception set out in Listing Rule 10.16(c)(ii) for the subsequent issue of any Shares upon exercise of any Incentive Options.

Notice of Annual General Meeting	14

55	If Resolution 6 is not passed, the Company will not be able to proceed with the issue of the Incentive Options to Mr Paul Hopper under the Omnibus Incentive Plan and may need to agree alternative forms of remuneration with Mr Paul Hopper.

Technical information required by Listing Rule 10.15

56	Pursuant to and in accordance with the requirements of Listing Rule 10.15, the following information is provided in relation to Resolution 6:

(a)	the Incentive Options will be issued to Mr Paul Hopper (or his nominee), who falls within the category set out in Listing Rule 10.14.1 by virtue of Mr Paul Hopper being a Director;

(b)	the maximum number of Incentive Options to be issued is 18,142,000;

(c)	the current total remuneration package for Mr Paul Hopper (excluding the value of the proposed Incentive Options) is $250,000 per annum (excluding superannuation);

(d)	Mr Hopper has previously been issued 13,446,090 Options (at nil acquisition price) under the Company’s Omnibus Incentive Plan, which includes 8,000,000 Options since the Company’s Omnibus Incentive Plan was last approved at the Company’s 2024 Annual General Meeting;

(e)	the Incentive Options have the following key terms:

(i)	each Incentive Option is to acquire one Share;

(ii)	the Incentive Options are issued for nil consideration;

(iii)	the exercise price will be $0.025 per Incentive Option;

(iv)	the Incentive Options will not be transferable;

(v)	the Incentive Options will expire on 1 July 2030; and

(vi)	the Incentive Options will vest over 36 months as follows:

(A)	6,046,729 Incentive Options will vest on 1 July 2026;

(B)	6,046,729 Incentive Options will vest on 1 July 2027; and

(C)	6,048,542 Incentive Options will vest on 1 July 2028,

provided that, on each vesting date, Mr Hopper continues to be a Director of the Company;

(f)	the Company has chosen to issue the Incentive Options (as opposed to fully paid ordinary securities) to Mr Paul Hopper for the following reasons:

(i)	the issue of the Incentive Options has no immediate dilutionary impact on Shareholders;

Notice of Annual General Meeting	15

(ii)	the issue of Incentive Options to Mr Paul Hopper will align the interests of Mr Paul Hopper with those of Shareholders;

(iii)	the issue of the Incentive Options is a reasonable and appropriate method to provide cost effective remuneration as the non-cash form of this benefit will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Mr Paul Hopper; and

(iv)	it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Incentive Options on the terms proposed;

(g)	the Company values the Incentive Options (in aggregate) to be issued to Mr Paul Hopper at $306,600 (being approximately $0.0169 per Incentive Option) based on the Black- Scholes methodology using the closing price of $0.0220 (being the closing share price at 30 June 2025), exercise price per Incentive Option of $0.025, life of the Incentive Options of five years, a risk free interest rate of 3.64% and assumed volatility of 100%. The above is based on inputs at 30 June 2025. This information is provided for the purposes of the applicable Listing Rule using the stated assumptions which may not apply at the time of the issue of the options and the actual value may be different. The value under accounting standards will be calculated based on inputs at the date of Shareholder approval;

(h)	if this Resolution 6 is passed, it is intended that the Incentive Options will be issued to Mr Paul Hopper (or his nominee) within 30 days after this Annual General Meeting, but in any event no later than three years after the date of this Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules);

(i)	the issue price of the Incentive Options will be nil, as such no funds will be raised from the issue of the Incentive Options;

(j)	a summary of the material terms of the Omnibus Incentive Plan are set out in Schedule 1;

(k)	no loan is being made to Mr Paul Hopper in connection with the acquisition of the Incentive Options;

(l)	details of any Options issued under the Omnibus Incentive Plan will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14; and

(m)	any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of Options under the Omnibus Incentive Plan after Resolution 6 is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14.

Directors’ Recommendation

57	The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Notice of Annual General Meeting	16

Resolution 7: Approval to issue Incentive Options to Director – Mr Riccardo Canevari

58	Subject to Shareholders approving Resolution 7, the Company intends to issue Mr Riccardo Canevari 74,338,000 unlisted Incentive Options pursuant to the terms of the Company’s Omnibus Incentive Plan.

Chapter 2E of the Corporations Act

59	Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

60	The issue of the Incentive Options to Mr Riccardo Canevari (or his nominee) constitutes giving a financial benefit and Mr Riccardo Canevari is a related party of the Company by virtue of being a Director.

61	The Directors (with Mr Riccardo Canevari abstaining) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue of Incentive Options and Performance Rights because the issuance is considered reasonable remuneration in the circumstances in accordance with section 211 of the Corporations Act.

Listing Rule 10.14

62	Listing Rule 10.14 provides that an entity must not permit any of the following persons to acquire equity securities under an employee incentive scheme without the approval of the holders of its ordinary securities:

10.14.1	a director of the entity;

10.14.2	an associate of a director of the entity; or

10.14.3	a person whose relationship with the entity or a person referred to in Listing Rule 10.14.1 or 10.14.2 is such that, in ASX’s opinion, the acquisition should be approved by security holders.

63	The issue of the Incentive Options to Mr Riccardo Canevari falls within Listing Rule 10.14.1 and therefore requires the approval of Shareholders under Listing Rule 10.14.

64	Resolution 7 seeks the required Shareholder approval for the issue of the Incentive Options under and for the purposes of Listing Rule 10.14.

Technical information required by Listing Rule 14.1A

65	If Resolution 7 is passed, the Company will be able to proceed with the issue of the Incentive Options to Mr Riccardo Canaveri under the Omnibus Incentive Plan. As approval pursuant to Listing Rule 7.1 is not required for the issue of the Incentive Options (because approval is being obtained under Listing Rule 10.14), the issue of the Incentive Options will not use up any of the Company’s 15% annual placement capacity. Once approval is obtained pursuant to Listing Rule 10.14, the Company is entitled to rely on the exception set out in Listing Rule 10.16(c)(ii) for the subsequent issue of any Shares upon exercise of any Incentive Options.

Notice of Annual General Meeting	17

66	If Resolution 7 is not passed, the Company will not be able to proceed with the issue of the Incentive Options to Mr Riccardo Canevari under the Omnibus Incentive Plan and may need to agree alternative forms of remuneration with Mr Riccardo Canevari.

Technical information required by Listing Rule 10.15

67	Pursuant to and in accordance with the requirements of Listing Rule 10.15, the following information is provided in relation to Resolution 7:

(a)	the Incentive Options will be issued to Mr Riccardo Canevari (or his nominee), who falls within the category set out in Listing Rule 10.14.1 by virtue of Mr Riccardo Canevari being a Director;

(b)	the maximum number of Incentive Options to be issued is 74,338,000;

(c)	the current total remuneration package for Mr Riccardo Canevari (excluding the value of the proposed Incentive Options) is US$555,000 per annum plus industry standard health benefit;

(d)	Mr Canevari has previously been issued 107,848,947 Options (at nil acquisition price) under the Company’s Omnibus Incentive Plan, which includes 55,250,286 Options since the Company’s Omnibus Incentive Plan was approved at the Company’s 2024 Annual General Meeting;

(e)	the Incentive Options have the following key terms;

(i)	each Incentive Option is to acquire one Share;

(ii)	the Incentive Options are issued for nil consideration;

(iii)	the exercise price will be $0.025 per Incentive Option;

(iv)	the Incentive Options will not be transferable;

(v)	the Incentive Options will expire on 1 July 2030; and

(vi)	the Incentive Options will vest over 36 months as follows:

(A)	24,776,855 Incentive Options will vest on 1 July 2026;

(B)	24,776,855 Incentive Options will vest on 1 July 2027; and

(C)	24,784,290 Incentive Options will vest on 1 July 2028,

provided that, on each vesting date, Mr Canevari continues to be a Director of the Company;

(f)	the Company has chosen to issue the Incentive Options (as opposed to fully paid ordinary securities) to Mr Riccardo Canevari for the following reasons:

(i)	the issue of the Incentive Options has no immediate dilutionary impact on Shareholders;

(ii)	the issue of Incentive Options to Mr Riccardo Canevari will align the interests of Mr Riccardo Canevari with those of Shareholders;

Notice of Annual General Meeting	18

(iii)	the issue of the Incentive Options is a reasonable and appropriate method to provide cost effective remuneration as the non-cash form of this benefit will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Mr Riccardo Canevari; and

(iv)	it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Incentive Options on the terms proposed;

(g)	the Company values the Incentive Options (in aggregate) to be issued to Mr Riccardo Canevari at $1,256,312 in accordance with section 211 of the Corporations Act (being approximately $0.0169 per Incentive Option) based on the Black-Scholes methodology using the closing price of $0.0220 (being the closing share price at 30 June 2025), exercise price per Incentive Option of $0.025, life of the Incentive Options of 5 years, a risk free interest rate of 3.64% and assumed volatility of 100%. The above is based on inputs at 30 June 2025. This information is provided for the purposes of the applicable Listing Rule using the stated assumptions which may not apply at the time of the issue of the options and the actual value may be different. The value under accounting standards will be calculated based on inputs at the date of Shareholder approval;

(h)	if this Resolution 7 is passed, it is intended that the Incentive Options will be issued to Mr Riccardo Canevari (or his nominee) within 30 days after this Annual General Meeting, but in any event no later than three years after the date of this Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules);

(i)	the issue price of the Incentive Options will be nil, as such no funds will be raised from the issue of the Incentive Options;

(j)	a summary of the material terms of the Omnibus Incentive Plan are set out in Schedule 1;

(k)	no loan is being made to Mr Riccardo Canevari in connection with the acquisition of the Incentive Options;

(l)	details of any Options issued under the Omnibus Incentive Plan will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14; and

(m)	any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of Options under the Omnibus Incentive Plan after Resolution 7 is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14.

Directors’ Recommendation

68	The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Notice of Annual General Meeting	19

Resolution 8: Approval to issue Incentive Options to Director – Mr Ian Turner

69	Subject to Shareholders approving Resolution 8, the Company intends to issue Mr Ian Turner up to 6,814,000 Incentive Options pursuant to the terms of the consultancy agreement entered into between Mr Ian Turner and the Company.

70	Pursuant to the terms of the consultancy agreement between Mr Ian Turner and the Company dated 9 June 2022 (Consultancy Agreement), Mr Ian Turner is entitled to receive:

(a)	3,407,000 Incentive Options at the end of the period ending 31 December 2024; and

(b)	an additional 3,407,000 Incentive Options at the end of the period ending 30 June 2025,

subject to his remaining engaged under the Consultancy Agreement and approval from Shareholders.

71	The Incentive Options shall be subject to the terms and conditions of the Omnibus Incentive Plan.

Chapter 2E of the Corporations Act

72	Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

73	The issue of the Incentive Options to Mr Ian Turner (or his nominee) constitutes giving a financial benefit and Mr Ian Turner is a related party of the Company by virtue of being a Director.

74	The Directors (with Mr Ian Turner abstaining) consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the issue of Incentive Options, because the agreement to issue the Incentive Options, reached as part of the remuneration package Mr Ian Turner, is considered reasonable remuneration in the circumstances and was negotiated on an arm’s length basis.

Listing Rule 10.14

75	Listing Rule 10.14 provides that an entity must not permit any of the following persons to acquire equity securities under an employee incentive scheme without the approval of the holders of its ordinary securities:

10.14.1	a director of the entity;

10.14.2	an associate of a director of the entity; or

10.14.3	a person whose relationship with the entity or a person referred to in Listing Rule 10.14.1 or 10.14.2 is such that, in ASX’s opinion, the acquisition should be approved by security holders.

Notice of Annual General Meeting	20

76	The issue of the Incentive Options to Mr Ian Turner falls within Listing Rule 10.14.1 and therefore requires the approval of Shareholders under Listing Rule 10.14.

77	Resolution 8 seeks the required Shareholder approval for the issue of the Incentive Options under and for the purposes of Listing Rule 10.14.

78	Technical information required by Listing Rule 14.1

79	If Resolution 8 is passed, the Company will be able to proceed with the issue of the Incentive Options to Mr Ian Turner under the Consultancy Agreement. As approval pursuant to Listing Rule 7.1 is not required for the issue of the Incentive Options (because approval is being obtained under Listing Rule 10.14), the issue of the Incentive Options will not use up any of the Company’s 15% annual placement capacity. Once approval is obtained pursuant to Listing Rule 10.14, the Company is entitled to rely on the exception set out in Listing Rule 10.16(c)(ii) for the subsequent issue of any Shares upon exercise of any Incentive Options.

80	If Resolution 8 is not passed, the Company will not be able to proceed with the issue of the Incentive Options to Mr Ian Turner under the Consultancy Agreement and may need to agree alternative forms of remuneration with Mr Ian Turner.

Technical information required by Listing Rule 10.15

81	Pursuant to and in accordance with the requirements of Listing Rule 10.15 the following information is provided in relation to Resolution 8:

(a)	the Incentive Options will be issued to Mr Ian Turner (or his nominee), who falls within the category set out in Listing Rule 10.14.1 by virtue of Mr Ian Turner being a Director;

(b)	the maximum number of Incentive Options to be issued is 6,814,000;

(c)	the current total remuneration package for Mr Ian Turner (excluding the value of the proposed Incentive Options) is $55,000 per annum, comprising of directors’ and committee fees (excluding superannuation);

(d)	Mr Turner has previously been issued 17,042,928 Options (at nil acquisition price) under the Company’s Omnibus Incentive Plan, which includes 12,040,404 Options since the Company’s Omnibus Incentive Plan was last approved at the Company’s 2024 Annual General Meeting;

(e)	the Incentive Options have the following key terms:

(i)	each Incentive Option is to acquire one Share;

(ii)	the Incentive Options are issued for nil consideration;

(iii)	the exercise price will be $0.025 per Incentive Option;

(iv)	the Incentive Options will not be transferable;

(v)	the Incentive Options will expire on 1 July 2030; and

(vi)	the Incentive Options will vest in equal tranches over 36 months from their issue date (as applicable) provided that, on each vesting date, Mr Turner remains engaged by the Company under the Consultancy Agreement;

Notice of Annual General Meeting	21

(f)	the Company has chosen to issue the Incentive Options (as opposed to fully paid ordinary securities) to Mr Ian Turner for the following reasons:

(i)	the Incentive Options are unquoted, therefore, the issue of the Incentive Options has no immediate dilutionary impact on Shareholders;

(ii)	the issue of Incentive Options to Mr Ian Turner will align the interests of Mr Ian Turner with those of Shareholders;

(iii)	the issue of the Incentive Options is a reasonable and appropriate method to provide cost effective remuneration as the non-cash form of this benefit will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Mr Ian Turner; and

(iv)	it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company in issuing the Incentive Options on the terms proposed;

(g)	the Company values the Incentive Options (in aggregate) to be issued to Mr Ian Turner at $115,152 (being approximately $0.0169 per Incentive Option) based on the Black- Scholes methodology using the closing price of $0.0220 (being the closing share price at 30 June 2025), exercise price per Incentive Option of $0.025, life of the Incentive Options of 5 years, a risk free interest rate of 3.64% and assumed volatility of 100%. The above is based on inputs at 30 June 2025. This information is provided for the purposes of the applicable Listing Rule using the stated assumptions which may not apply at the time of the issue of the options and the actual value may be different. The value under accounting standards will be calculated based on inputs at the date of Shareholder approval;

(h)	if this Resolution 8 is passed, it is intended that the Incentive Options will be issued to Mr Ian Turner (or his nominee) within 30 days after this Annual General Meeting, but in any event no later than three years after the date of this Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the Listing Rules);

(i)	the issue price of the Incentive Options will be nil, as such no funds will be raised from the issue of the Incentive Options;

(j)	a summary of the material terms of the Omnibus Incentive Plan is set out in Schedule 1 to this Explanatory Memorandum;

(k)	no loan is being made to Mr Ian Turner in connection with the acquisition of the Incentive Options;

(l)	details of any Options issued under the consultancy agreement will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14 and

(m)	any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of Options under the consultancy agreement after Resolution 8 is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14.

Notice of Annual General Meeting	22

Directors’ Recommendation

82	The Directors abstain, in the interests of corporate governance from making a recommendation in relation to this resolution.

Resolution 9: Approval of additional 10% capacity under Listing Rule 7.1A

Listing Rule 7.1A

83	Listing Rule 7.1 allows the Company to issue a maximum of 15% of its capital in any 12-month period without requiring Shareholder approval. In accordance with Listing Rule 7.1A, eligible entities (companies that are outside the S&P/ASX 300 index and that also have a market capitalisation of $300 million or less) can issue a further 10% of the Company’s share capital over a 12-month period following the Meeting (provided Shareholder approval of any issue of securities under Listing Rule 7.1A is obtained, by special resolution, at the Meeting) on a non-pro rata basis.

84	The Company falls within the eligibility criteria of Listing Rule 7.1A.

85	The number of shares that may be issued (if Shareholder approval is obtained at the Annual General Meeting) will be determined in accordance with the following formula prescribed in Listing Rule 7.1A.2:

(A x D) – E

A	is the number of fully paid shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2 (other than 9, 16 or 17);

(B)	plus the number of fully paid Shares issued in the 12 months on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

(I)	the convertible securities were issued or agreed to be issued before the commencement of the 12 months; or

(II)	the issue of, or agreement or issue, the convertible securities was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or 7.4;

(C)	plus the number of partly paid Shares issued in the 12 months under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

(I)	the agreement was entered into before the commencement of the 12 months; or

(II)	the agreement or issue was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or 7.4;

(D)	plus the number of partly paid Shares that became fully paid in the 12 months;

(E)	plus the number of fully paid Shares issued in the 12 months with approval of holders of Shares under Listing Rule 7.1 or 7.4. This does not include an issue of fully paid Shares under the entity’s 15% placement capacity without Shareholder approval; and

Notice of Annual General Meeting	23

(F)	less the number of fully paid Shares cancelled in the 12 months.

D	is 10%.

E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.4.

86	Pursuant to and in accordance with the requirements of Listing Rule 7.3A, the Company provides the following disclosures in relation to Resolution 9 for this purpose:

Minimum price at which the equity securities may be issued	The issue price of each Share must be no less than 75% of the volume weighted average price for the Shares calculated over the 15 trading days on which trades in that class were recorded immediately before:

	(a)	the date on which the price at which the securities are to be issued is agreed by the entity and the recipient of the securities; or

	(b)	if the securities are not issued within ten trading days of the date in paragraph (a), the date on which the securities are issued.

Any issuance of Equity Securities under Listing Rule 7.1A must be in an existing quoted class of the Company’s Equity Securities and issued for cash consideration.

Risk of economic and voting dilution	An issue of shares under Listing Rule 7.1A involves the risk of economic and voting dilution for existing ordinary security holders. The risks include:

	(a)	the market price for Shares may be significantly lower on the issue date than on the date of the approval under Listing rule 7.1A; and

	(b)	the equity securities may be issued at a price that is at a discount to the market price for the Shares on the issue date.

In accordance with Listing Rule 7.3A.2 a table describing the notional possible dilution, based upon various assumptions as stated, is set out below.

Date by which the Company may issue the securities	The period commencing on the date of the Annual General Meeting at which approval is obtained and expiring on the first to occur of the following:

	(a)	the date which is 12 months after the date of the annual general meeting at which approval is obtained;

	(b)	the time and date of the Company’s next annual general meeting; or

	(c)	the date of the approval by holders of the Company’s ordinary securities of a transaction under Listing Rules 11.1.2 or 11.2.

The approval under Listing Rule 7.1A will cease to be valid in the event that holders of the Company’s ordinary securities approve a transaction under Listing Rules 11.1.2 or 11.2.

Notice of Annual General Meeting	24

Purposes for which the equity securities may be issued	It is the Board’s current intention that any funds raised pursuant to an issue of securities will be applied towards the commercialisation of the Company’s lead products. This would principally include:

	(a)	research and development;

	(b)	regulatory and reimbursement approvals;

	(c)	maintenance of intellectual property; and

	(d)	staff and office costs, audit and compliance expenses, and ASX and NASDAQ fees.

Details of the Company’s allocation policy for issues under approval	The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to Listing Rule 7.1A. The identity of the allottees will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

	(a)	the methods of raising funds that are available to the Company including but not limited to, rights issues or other issues in which existing security holders can participate;

	(b)	the effect of the issue of the Listing Rule 7.1A shares on the control of the Company;

	(c)	the financial situation and solvency of the Company; and

	(d)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the Listing Rule 7.1A facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Similarly, as at the date of this Notice of Meeting, the Company is not presently proposing to make a specific issue of securities under Listing Rule 7.1A but is seeking this approval to provide the Company with flexibility to issue additional equity securities over the next 12 months.

Previous approvals and issuances under Listing Rule 7.1A	Previous approval was most recently obtained at the Company’s annual general meeting on 25 November 2024.

Information under Listing Rule 7.3A.6(a)

87	The table below shows the total number of equity securities issued in the past 12 months preceding the date of the Meeting and the percentages those issues represent of the total number of equity securities on issue at the commencement of the 12-month period.

Equity securities on issue at the commencement of the 12-month period	2,172,960,756
Equity securities issued in the prior 12-month period under Listing Rule 7.1A	133,333,333
Percentage previous issues represent of total number of equity securities on issue at commencement of 12-month period	6%

Notice of Annual General Meeting	25

Information under Listing Rule 7.3A.6(b)

88	The table below sets out specific details for each issue of equity securities under Listing Rule 7.1A that has taken place in the 12-month period preceding the date of the Meeting.

Date of issue	21 January 2025
Number issued	133,333,333
Class and type of equity security	RAD Ordinary Share
Summary of terms	The Placement Shares were issued in connection to the Lantheus placement as announced on 10 January 2025
Name of persons who received securities or basis on which those persons were determined	Lantheus Holdings Inc.
Price at which equity securities were issued	$0.06 ea.
Discount to market price (if any):	150% premium to the last closing price of $0.024 as announced on 10 January 2025.
For cash issues
Total cash consideration received:	US$5m equivalent of A$8m
Amount of cash consideration spent:	Nil
Use of cash consideration:	n/a
Intended use for remaining amount of cash (if any):	Proceeds will be used primarily for:
● drug manufacturing;
● clinical trials;
● general working capital

Information under Listing Rule 7.3A.4

89	The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in Listing Rule 7.1A.2 using the closing price of the Company’s Shares on the ASX as at 2 October 2025.

90	The table also shows:

(a)	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company had on issue at 2 October 2025. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(b)	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 50% as against the closing price of the Company’s Shares on the ASX as against the current market price.

Notice of Annual General Meeting	26

		Dilution
			Issue Price
Number of Shares on Issue (Variable ‘A’ in Listing Rule 7.1A.2)*		Shares issued – 10% voting dilution	(rounded down to nearest tenth of a cent)
			$0.016	$0.031	$0.047
			50% decrease	Issue Price	50% increase
			Funds Raised
Current	2,364,949,502	236,494,950	$3,783,919	$7,331,343	$10,997,015
50% increase	3,547,424,253	354,742,425	$5,675,879	$10,997,015	$16,495,523
100% increase	4,729,899,004	472,989,900	$7,567,838	$14,662,687	$21,994,030

*Note: Current Variable A refers to the calculation required by Listing Rule 7.1A.2 which, in the Company’s case, equates to the current issued share capital of the Company.

91	The table has been prepared on the following assumptions:

(a)	the Company issues the maximum number of Shares available under the 10% Listing Rule 7.1A approval;

(b)	no options are exercised to convert into Shares before the date of the issue of the Shares available under Listing Rule 7.1A;

(c)	the 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%;

(d)	the table does not show an example of dilution that may be caused to a particular Shareholder by reason of a share issue under Listing Rule 7.1A, based on that Shareholder’s holding at the date of the Meeting;

(e)	the table shows only the effect of issues of equity securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1;

(f)	the issue of Shares under Listing Rule 7.1A consists only of Shares; and

(g)	the issue price is $0.031, being the closing price of the shares on ASX on 2 October 2025.

92	As at the date of the Notice of Meeting, the Company has on issue 2,364,949,502 Shares. Subject to Shareholder approval being obtained for Resolution 4 and 9, the Company will have capacity to issue the following equity securities as at the date of the Annual General Meeting:

(a)	346,587,068 Shares (under Listing Rule 7.1); and

(b)	235,785,788 Shares (under Listing Rule 7.1A).[1]

[1]	The actual number of Shares the Company will have capacity to issue under Listing Rule 7.1A may vary and will be determined at the date of issue in accordance with Listing Rule 7.1A.2 (as illustrated in the table above).

Notice of Annual General Meeting	27

93	Listing Rule 7.1A requires Resolution 9 to be passed as a special resolution. A special resolution needs approval by at least 75% of the votes cast by members entitled to vote on the resolution.

Technical information required by Listing Rule 14.1A

94	If Resolution 9 is passed, the Company will be able to issue Equity Securities up to the combined 25% limit in Listing Rules 7.1 (15%) and 7.1A (10%) without any further Shareholder approval.

95	If Resolution 9 is not passed, the Company will not be able to access the additional 10% capacity to issue Equity Securities without Shareholder approval under Listing Rule 7.1A and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval set out in Listing Rule 7.1.

Directors’ recommendation

96	The Directors unanimously recommend that Shareholders vote in favour of this resolution.

Resolution 10: Contingent resolution to spill the board

97	This Resolution 10 (Spill Resolution) will only be put to the Annual General Meeting if at least 25% of the votes cast on Resolution 1 are cast against that resolution. If less than 25% of the votes cast on Resolution 1 are against the resolution, there will be no ‘second strike’ and the spill resolution will not be put to the Annual General Meeting.

98	If the spill resolution is put to the AGM, it will be considered as an ordinary resolution. If the spill resolution is passed then an extraordinary general meeting of shareholders (Spill Meeting) must be held within 90 days in order to consider the composition of the Board.

99	The following Directors who remain in office at the time of the Spill Meeting will cease to hold office at the end of the Spill Meeting unless they are willing to stand for re-election, and are re- elected, at that meeting:

(a)	Ian Turner; and

(b)	Leila Alland;

(c)	Phillip Hains; and

(d)	Noel Donnelly.

100	If Paul Hopper or Hester Larkin are elected at the Annual General Meeting, they will need to be re-elected at the Spill Meeting to remain in office.

Considerations before you vote

101	For the Spill Resolution to be passed, more than 50% of the votes validly cast on the resolution must be in favour of it.

102	In deciding how to vote on Resolution 10, the Board suggests that shareholders take the following factors into account:

(a)	Loss of Directors’ leadership, skills and knowledge – the Company has benefited from the clear focus and leadership the Board has provided to the business. Each of the relevant non-executive Directors has previously been elected as a Director and received strong support from shareholders. There is no assurance that the current Directors would be willing to stand for re-election at the Spill Meeting or, if they are, that they would be re- elected at that meeting. This creates significant risk that the governance of the company would be disrupted and creates a real challenge to engage new Directors with the skills and knowledge expected of members of the Board.

(b)	Disruption to the company – If the Spill Resolution is passed, this will create instability in leadership and potentially negatively impact the Company’s ability to implement its strategies.

(c)	Shareholders should note that there are no voting exclusions applicable to resolutions appointing Directors at the Spill Meeting. This would mean there is no barrier to any of the KMP who are shareholders of the Company exercising their voting rights on resolutions at the Spill Meeting.

103	If you do not want a Spill Meeting to take place, you should vote ‘against’ Resolution 10. If you want a Spill Meeting to take place, you should vote ‘for’ Resolution 10.

Directors’ Recommendation

104	The Directors recommend that members vote AGAINST Resolution 10.

Notice of Annual General Meeting	28

Glossary

Radiopharm Theranostics Limited ACN 647 877 889

Annual General Meeting or Meeting	means the Company’s annual general meeting the subject of this Notice of Meeting.
Annual Report	means the 2025 annual report of the Company.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited ACN 647 877 889 or the securities exchange operated by it (as the case requires).
Board	means the board of directors of the Company.
Company	means Radiopharm Theranostics Limited ACN 647 877 889.
Constitution	means the constitution of the Company.
Corporations Act	means the Corporations Act 2001 (Cth).
Corporations Regulations	means the Corporations Regulations 2001 (Cth).
Directors	means the directors of the Company.
Equity Securities	has the meaning set out in the Listing Rules.
Explanatory Memorandum	means the explanatory memorandum attached to the Notice of Meeting.
Key Management Personnel	means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise).
Lantheus	means Lantheus Holdings Inc.
Listing Rules or LR	means the listing rules of ASX.
Notice of Meeting	means the notice of meeting and includes the Explanatory Memorandum.
Option	means an option to acquire a Share.
Remuneration Report	means the section of the Directors’ report for the 2025 financial year that is included under section 300A(1) Corporations Act.
Resolution	means a resolution of this Annual General Meeting of the Company.
Share	means a fully paid ordinary shares in the Company.
Shareholder	means a person who is the registered holder of Shares.

Notice of Annual General Meeting	29

Schedule 1

Material terms of the Omnibus Incentive Plan

Eligibility	The Board may designate a Director, full-time or permanent part-time employee of the Company, contractor or consultant as an eligible participant for the purposes of the Plan.
Form of equity

Awards of fully paid ordinary shares, options, performance rights and share appreciation rights can be made under the Plan.

Shares can be granted to eligible employees under a free grant (receiving an allocation of shares for no consideration) or salary contribution agreement.

An option confers a right to acquire a share during the exercise period, subject to the satisfaction of any vesting conditions, the payment of the exercise price for the option set out in the offer, and otherwise in the manner required by the Board and specified by the offer.

A performance right confers an entitlement to be issued, transferred or allocated one share after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions, and any other requirements contained in the offer.

A share appreciation right confers an entitlement to be issued, transferred or allocated the number of shares calculated under the terms of the Plan after the vesting date, subject to any disposal restrictions, the satisfaction of the vesting conditions and any other requirement contained in the offer. The Board may decide, in its absolute discretion to substitute the issue, transfer of allocation of these shares for the payment of a cash amount.

Terms of award	A grant of an award under the Plan is subject to both the rules of the Plan and the terms of the specific offer.
Exercise price	Exercise price is the amount set out in the offer and means the price payable on exercise of an option or performance right (if any) to acquire the underlying share.
Cashless Exercise Facility

The Board may determine and specify in an offer that a participant may elect to pay the exercise price for an option by setting off the exercise price against the number of shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the participant will receive shares to the value of the surplus after the exercise price has been set off.

If a participant elects to use the Cashless Exercise Facility, the participant will only be issued that number of shares (rounded down to the nearest whole number) as are equal to the value of the difference between the exercise price otherwise payable for the options and the then market value of the shares at the time of exercise (determined based on the volume weighted average price for a share traded on the ASX during the 7 day period up to and including the exercise date).

Exercise

Subject to the satisfaction of vesting conditions, a participant may exercise an option at any time in the exercise period by delivering a notice of exercise and paying the exercise price to the Company.

A share issued, transferred or allocated on the exercise of any option or under a performance right or share appreciation right after vesting will rank equally with all existing shares of that class from the date of allotment, subject to the terms of the trust deed constituting the trust (if relevant).

If the shares are officially quoted by ASX, the Company will apply to ASX for official quotation of any shares issued, transferred or allocated to a participant (unless already quoted).

Notice of Annual General Meeting	30

Change of control

Unexercised options and performance rights

If a specified change of control trigger event (e.g. a person acquiring voting power in more than 50% of the ordinary shares in the Company, lodgement with ASIC of an order of the court in connection with a scheme of arrangement, the Company disposes of the whole or a substantial part of its assets or undertaking) occurs, the Company may:

	(a)	buy-back options held by a participant;

	(b)	arrange for options or other rights to acquire shares or other equity interests in the bidder to be granted to the participants on substantially the same terms as the options, but with any appropriate and reasonable adjustments decided by the Board to ensure the participants are not materially financially disadvantaged;

	(c)	allow the options to continue in accordance with their terms;

	(d)	allow the options to vest immediately and be exercised by a participant (irrespective of the whether any vesting conditions are satisfied); or

	(e)	proceed with a combination of any of the above.

Share appreciation rights

Unless the Board decides otherwise, if a change of control trigger event occurs, the vesting date of all share appreciation rights is the date on which the change of control trigger event occurs or another date decided by the Board.

After the occurrence of a change of control trigger event, the Board must decide whether the share appreciation rights (or a pro rata proportion of share appreciation rights) vest on the changed vesting date.

If the Board decides that share appreciation rights do vest, the Company must either:

	(a)	issue, transfer or allocate Shares to Participants as soon as reasonably practicable;

	(b)	pay to the Participant a cash payment for the Share Appreciation Rights;

	(c)	arrange for shares or other equity interests to be issued in the Bidder in lieu of Shares on the terms decided by the Board as soon as reasonably practicable; or

	(d)	proceed with a combination of these alternatives.

If the Board decides that share appreciation rights do not vest:

	(a)	the Board may arrange for rights in the bidder to be granted to the participant on terms decided by the Board and share appreciation rights will immediately lapse; or

	(b)	those share appreciation rights immediately lapse, unless the Board decides otherwise.

Shares

The Board may specify in the offer a particular treatment applicable to shares upon the occurrence of a change of control trigger event.

The Company and the participant agree that a participant may be provided with shares in the bidder in substitution for the shares, on substantially the same terms as the shares, but with appropriate adjustments as to the number and type of shares.

Notice of Annual General Meeting	31

Lapse

If one of the following events occurs:

(a)   the eligible participant is lawfully terminated from employment with the group or consultancy arrangement with the group;

(b)   the eligible participant resigns or vacates from the Board, employment or consultancy with the group; or

(c)   the eligible participant is made redundant,

then, subject to the Board deciding otherwise, the eligible participant’s options, performance rights and share appreciation rights will lapse in the following manner:

(a)   if the event occurs between the grant date and vesting, share appreciation rights lapse immediately;

(b)   if the event occurs on or before the vesting date, the options lapse or performance rights immediately; and

(c)   if the event occurs during the exercise period, the expiry date is adjusted to the date set out in the offer or a later date decided by the Board.

In the event of death or disability (inability to perform normal duties) of the eligible participant, subject to the Board deciding otherwise:

(a)   if the event occurs between the grant date and vesting, performance rights and share appreciation rights do not lapse;

(b)   if the event occurs on or before the vesting date, options lapse 90 days after the death or disability; and

(c)   if the event occurs during the exercise period, there is no adjustment and the representative of the eligible participant’s estate may exercise the options before the expiry date.

In the event that the eligible participant loses control of their permitted nominee and the awards are not transferred to the eligible participant in accordance with the terms of the Plan, subject to the Board deciding otherwise:

(a)   the share appreciation rights lapse immediately (unless they are transferred to the eligible participant) if the event occurs between grant date and vesting, or

(b)   options or performance rights lapse immediately if the event occurs on or before the vesting date or during the exercise period.

Unless the Board decides otherwise or as otherwise specified in an offer, an option that has not been exercised on or before the expiry date lapses at 5.00 pm AEST on the day after the expiry date.

Share issues

Participation in further issues

A participant (other than a participant that has been issued, transferred or allocated shares in accordance with an award) can only participate in a new issue of shares if:

(a)   the option or performance right has been exercised; or

(b)   shares have been issued, transferred or allocated for their share appreciation rights. If a pro rata or cash issue of securities is awarded by the Company, the number of shares:

Notice of Annual General Meeting	32

(a)   to be issued on exercise of an option or performance right and the Exercise Price; or

(b)   over which a Share appreciation right exists,

will be adjusted as specified in the Listing Rules and written notice will be given to the participant.

Reconstructions

If there is any reconstruction of the issued share capital of the Company (including consolidation, sub-division, reduction or return), the number of Shares:

(a)    issued to a participant under the Plan;

(b)   to be issued on exercise of an option or performance right; or

(c)   over which a share appreciation right exists,

will be adjusted to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Transfer of awards

Participants may only:

(a)   create a Security Interest in; or

(b)   transfer, assign, dispose or otherwise deal with,

awards, or any interest in awards, with the prior written consent of the Board. The transmission of awards to a legal representative of an eligible participant following their death may be made without prior written consent of the Board.

The offer may contain a disposal restriction which could restrict the creation of a security interest in, or the transfer, assignment disposal or otherwise dealing with, a share issued, transferred or allocated to the participant on acceptance, exercise or vesting of an award.

Dividends

A participant does not have the right to participate in dividends on shares until the shares are issued, transferred or allocated, including:

(a)   on the exercise of an option or performance right; or

(b)   after vesting of the share appreciation rights.

Voting rights	A participant does not have the right to vote in respect of an option, a performance right or a share appreciation right.
Administration of the Plan

The decision of the Board as to the interpretation, effect or application of the Plan is final. In exercising a power or discretion conferred on it by the Plan, the Board is not under a fiduciary or other obligation to any other person. Where the Board, the Company, or their delegates may exercise any right or discretion to make a decision, it may do so in its absolute discretion, conditionally or unconditionally, and without being required to give reasons or act reasonably.

The Board may delegate any of its functions and powers conferred on it by the Plan to a committee made up of a person or persons capable of performing those functions and exercising those powers. The Board may make policy and regulations for the operation of the Plan and may delegate functions to an appropriate service provider or employee capable of performing those functions and implementing those policies.

The Board or committee may take and rely upon independent professional or expert advice on the exercise of their powers or discretions.

Notice of Annual General Meeting	33

Amendment

The Board must not make any amendment to the Plan which would have the effect of materially adversely affecting or prejudicing the rights of any Participant holding awards at that time. This does not apply to amendments:

(a)    which comply with the Constitution, Corporations Act, Listing Rules or any other law affecting the maintenance or operation of the Plan;

(b)    which correct a manifest error; or

(c)    which address potential adverse tax implications affecting the Plan arising from changes to laws relating to taxation or the interpretation of laws relating to taxation.

Subject to this restriction, the Board may amend the Plan in any manner it decides.

Termination	The Plan may be terminated or suspended at any time by the Board and that termination or suspension will not have any effect on or prejudice the rights of any Participant holding awards at that time.
Trust	The Company may create a trust for the purpose of holding, transferring or allocating awards (or shares on exercise or vesting of an award) in connection with the Plan and any other employee incentive plan operated by the Company or its subsidiaries from time to time.

Notice of Annual General Meeting	34

RAD

**Radiopharm Theranostics Limited | ABN 57 647 877 889**

# Proxy Voting Form

**If you are attending the meeting in person, please bring this with you for Securityholder registration.**

Your proxy voting instruction must be received by **11.00am (AEDT) on Tuesday, 18 November 2025,** being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

## SUBMIT YOUR PROXY

**Complete the form overleaf in accordance with the instructions set out below.**

### YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

### STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

### DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

### STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

### APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

### SIGNING INSTRUCTIONS

**Individual**: Where the holding is in one name, the Shareholder must sign.
**Joint holding**: Where the holding is in more than one name, all Shareholders should sign.
**Power of attorney**: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
**Companies**: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
**Email Address**: Please provide your email address in the space provided.

**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.**

### CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

**Lodging your Proxy Voting Form:**

**Online:**
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah
or scan the QR code below using your smartphone
**Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.**

**BY MAIL:**
Automic
GPO Box 5193
Sydney NSW 2001

**IN PERSON:**
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

**BY EMAIL:**
meetings@automicgroup.com.au

**BY FACSIMILE:**
+61 2 8583 3040

**All enquiries to Automic:**
**WEBSITE:**
https://automicgroup.com.au/

**PHONE:**
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

SAMPLE

RAD Proxg Voting Form

## STEP 1 - How to vote

**APPOINT A PROXY:**
I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Radiopharm Theranostics Limited, to be held at **11.00am (AEDT) on Thursday, 20 November 2025 at Level 3, 62 Lygon Street, Carlton, Victoria 3053 and virtually at** hereby:

**Appoint the Chair of the Meeting (Chair)** OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

**The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote except Resolution 10, in which the Chair will vote AGAINST.** Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

**AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS**
Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 5, 6, 7 and 8 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5, 6, 7 and 8 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

AUTOMIC

## STEP 2 – Your voting direction

| Resolutions | | For | Against | Abstain |
|---|---|---|---|---|
| 1 | Remuneration Report | | | |
| 2 | Re-election of Director – Mr Paul Hopper | | | |
| 3 | Re-election of Director – Ms Hester Larkin | | | |
| 4 | Ratification of prior issue of Placement Shares to Lantheus | | | |
| 5 | Approval to issue Equity Securities under Omnibus Incentive Plan | | | |
| 6 | Approval to issue Incentive Options to Director – Mr Paul Hopper | | | |
| 7 | Approval to issue Incentive Options to Director – Mr Riccardo Canevari | | | |
| 8 | Approval to issue Incentive Options to Director – Mr Ian Turner | | | |
| 9 | Approval of 10% capacity under Listing Rule 7.1A | | | |
| 10 | Contingent business - Board Spill Meeting (conditional item)<br>If less than 25% of the votes cast on Resolution 1 are voted against adoption of the Remuneration Report, the Chair will withdraw Resolution 10.<br>IMPORTANT - The Board strongly recommends you vote against Resolution 10. | | | |

*Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

## STEP 3 – Signatures and contact details

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company | Director | Director / Company Secretary |

Contact Name

Email Address

Contact Daytime Telephone

Date (DD/MM/YY) / /

y providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

SAMPLE

AU TO M